

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2024

Rob Rehard
Executive Vice President and Chief Financial Officer
Regal Rexnord Corporation
111 West Michigan Street
Milwaukee, Wisconsin 53203

     Re: Regal Rexnord Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2022
          File No. 001-07283

Dear Rob Rehard:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing